UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36397

Weibo Corporation

(Registrant’s Name)

8/F, QIHAO Plaza, No. 8 Xinyuan S. Road

Chaoyang District, Beijing 100027

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

We filed our annual report on Form 20-F for the fiscal year ended December 31, 2023 with the United States Securities and Exchange Commission on April 25, 2024, U.S. Eastern Time. On April 25, 2024, Hong Kong Time, we published our annual report on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) for the fiscal year ended December 31, 2023 (the “HK Annual Report”). Pursuant to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, our HK Annual Report contains supplemental disclosure of reconciliation of the material differences between our consolidated financial statements prepared under the U.S. GAAP and International Financial Reporting Standards, which is attached hereto as exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Supplemental Disclosure—Reconciliation Between U.S. GAAP and International Financial Reporting Standards

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIBO CORPORATION

Date: April 25, 2024	By:	/s/ Fei Cao
Fei Cao
Chief Financial Officer